UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters c/o Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263 - 2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,543,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,543,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

Item 1.	Security and Issuer.

The name of the issuer is Consolidated-Tomoka Land Company, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Wintergreen Advisers, LLC,  ("Wintergreen  Advisers"), a Delaware limited liability company (the "Investment Manager") and Wintergreen  Fund, Inc. ("Wintergreen  Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") (together, the "Reporting Persons").

(b)            The principal business address of the Reporting Persons is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.

(c)            Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain private investment funds, including Wintergreen Fund.  Wintergreen Fund is an investment company registered under the Investment Company Act.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares and Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares.  The source of funds used to  purchase  the  Shares was the working capital of Wintergreen  Fund and other  investment  vehicles  managed by Wintergreen Advisers.  The  aggregate  funds  used by the  Reporting  Persons to make the purchases were approximately $71.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On Thursday, April 21, 2016, the Reporting Persons sent a letter, attached hereto as Exhibit B, to the Issuer's independent directors, presenting their concern with the Issuer's announcement of certain transactions.  The Reporting Persons believe that through these transactions, Issuer's management has recently sought to disrupt their independent adviser's ability to identify the Issuer's assets in order to undermine the independent adviser's ability to evaluate ways to maximize shareholder value through the sale of the Issuer.

In order for the independent adviser to vigorously explore all meaningful strategic paths for maximizing shareholder value through a sales process, the Issuer must have identifiable assets for prospective buyers to access and evaluate.  This anticipates the Issuer not entering into new and hurried deals which could affect the independent adviser's process.  The Reporting Persons believe that the Board of the Issuer should put a halt to this ongoing cascade of transactions, and reaffirm its full and ongoing support for the independent adviser's directive.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)             As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares (26.1%) of the Issuer, and Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (20.9%) of the Issuer, each based upon the 5,905,313 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2015.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Letter to Issuer's Independent Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D, amendment number 4, dated April 21, 2016, relating to the Common Stock, par value $1.00 per share, of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: April 21, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Exhibit B

April 21, 2016

Consolidated-Tomoka Land Co.
c/o William L. Olivari, Audit Committee Chairman
8 Creekview Way
Ormond Beach, FL 32174

On November 23, 2015, Wintergreen Advisers, LLC ("Wintergreen") submitted the Wintergreen Proxy Proposal to Consolidated-Tomoka Land Co. ("CTO" or "Company") requesting that the Company's Board of Directors (the "Board") engage an independent advisor to evaluate ways to maximize shareholder value through the sale of the Company or the orderly liquidation of its assets1.

In our supporting statement, Wintergreen states "we believe that the greatest value to shareholders will be realized through a thoughtful evaluation of the sale of CTO or the liquidation of CTO's assets."  In CTO's 2016 Definitive Proxy Statement, the CTO Board declined to take a position on the proposal, but it did form a special committee to explore alternatives presented in the Wintergreen Proposal.  In fact, in a February press release2, CTO announced that it hired Deutsche Bank Securities Inc. to serve as independent advisor to the special committee.  Wintergreen believes Deutsche Bank will only be able to act effectively if it is able to clearly and accurately identify CTO's corporate assets for the benefit of prospective acquirers.

We believe CTO management has recently sought to disrupt Deutsche Bank's ability to identify CTO's assets in order to undermine Deutsche Bank's ability to evaluate ways to maximize shareholder value through the sale of the Company.  Specifically, since the hiring of Deutsche Bank was announced, the Company has announced a flurry of transactions.  These transactions include the sale of 16 income properties, subsurface mineral rights, pad sites, and additional land sales.  Further, the Company was required to amend its credit agreement to correct breaches in certain covenants, along with taking out a mortgage to generate proceeds to correct ratios that were not in compliance with the amended credit agreement.

Wintergreen's shareholder proposal that CTO hire an independent advisor was made because Wintergreen believed (and continues to believe) that CTO's business as usual approach was not working out for the benefit of CTO shareholders.  Now, in addition to potentially handcuffing Deutsche Bank's ability to do its job, we think CTO's recent spate of deals represents more of the same failed approach.

Wintergreen believes CTO is extremely undervalued and that all shareholders could benefit if a full and fair price can be realized for the Company.  In order for Deutsche Bank to vigorously explore all meaningful strategic paths for maximizing shareholder value through a sales process, CTO must have identifiable assets for prospective buyers to access and evaluate.  This anticipates CTO not entering into new and hurried deals which could affect the Deutsche Bank process.  Therefore, we think the Board must rein in John Albright and put a halt to this ongoing cascade of transactions, and reaffirm its full and ongoing support for Deutsche Bank's directive.

Liz Cohernour, COO	David J. Winters, CEO

1 Wintergreen Form 13-D, November 23, 2015
2 CTO Press Release, February 9, 2016